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                                                                    EXHIBIT 23.1





The Board of Directors
MediChem Life Sciences


We consent to incorporation by reference in the registration statement on Form S-8 of MediChem Life Sciences, Inc. of our report dated February 3, 2000, except as to Note 14, which is as of October 25, 2000, relating to the consolidated balance sheets of MediChem Life Sciences, Inc. and subsidiaries (formerly MCR Holdings, Inc. and subsidiaries) as of December 3l, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1999, and all related schedules, which report appears in the Registration Statement (No. 333-39548) on Form S-1 of MediChem Life Sciences, Inc.

                                      /s/ KPMG LLP


Chicago, Illinois
January 18, 2001